                                                 File pursuant to Rule 424(b)(5)
                                         Registration Statement No. 333-82507
                                                                    333-82507-01
                                                                    333-82507-02

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  Subject to completion, dated October 2, 2001.

              PRELIMINARY PRICING SUPPLEMENT DATED OCTOBER 2, 2001
                  TO PROSPECTUS SUPPLEMENT DATED AUGUST 6, 1999
                       TO PROSPECTUS DATED AUGUST 6, 1999

                                  $

                           POPULAR NORTH AMERICA, INC.

                           MEDIUM-TERM NOTES, SERIES E
                                   % NOTES DUE

      UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL AND INTEREST BY
                                  POPULAR, INC.

         The notes will bear interest at the rate of    % per year. We will pay
interest on the notes on each      and      , commencing on       , 2002. The
notes will mature on         ,      . The notes will be issued only in
denominations of $1,000 and integral multiples of $1,000.

         The information in the accompanying prospectus and prospectus supplement under "Description of Debt Securities We May Offer" and "Description of Notes We May Offer" and so specified in this pricing supplement is applicable to the notes.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

                                               Underwriting
                             Price to          Discounts and                 Proceeds to
                            Public (1)          Commissions        Popular North America, Inc.(1)
                            ----------         -------------       ------------------------------
Per Note.............              %                    %                                    %

Total................        $                   $                  $

         (1)      Plus accrued interest from       , 2001, if settlement occurs
                  after that date.

         The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company on or about , 2001.



CREDIT SUISSE FIRST BOSTON          JPMORGAN            POPULAR SECURITIES, INC.

          The date of this pricing supplement is October       , 2001.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
                                                PRICING SUPPLEMENT

Popular, Inc....................................................................................................S-2
Popular North America, Inc......................................................................................S-2
Selected Financial Information of Popular, Inc..................................................................S-4
Consolidated Ratios of Earnings to Fixed Charges of Popular, Inc................................................S-5
Use of Proceeds.................................................................................................S-5
Description of the Notes........................................................................................S-6
Underwriting....................................................................................................S-7
Validity of the Notes...........................................................................................S-8
Experts.........................................................................................................S-8


                                               PROSPECTUS SUPPLEMENT

Description of Notes We May Offer...............................................................................S-2
United States Taxation.........................................................................................S-20
Supplemental Plan of Distribution..............................................................................S-31
Validity of the Notes..........................................................................................S-32

                                                     PROSPECTUS

Popular, Inc......................................................................................................2
Popular International Bank, Inc...................................................................................3
Popular North America, Inc........................................................................................3
Consolidated Ratios of Earnings to Fixed Charges of Popular, Inc..................................................4
Holding Company Structure.........................................................................................4
Use of Proceeds...................................................................................................6
Description of Debt Securities We May Offer.......................................................................7
Description of Preferred Stock...................................................................................23
Validity of Offered Securities...................................................................................27
Experts..........................................................................................................27
Plan of Distribution.............................................................................................27
Where You Can Find More Information..............................................................................29
Incorporation of Information We File with the SEC................................................................29

                              --------------------

         You should rely only on the information contained in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different or additional information. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                  POPULAR, INC.

         Popular, Inc. is a diversified, publicly owned bank holding company, registered under the Bank Holding Company Act of 1956, as amended and, accordingly, subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. Popular, Inc. was incorporated in 1984 under the laws of the Commonwealth of Puerto Rico and is the largest financial institution in Puerto Rico, with consolidated assets of $27.9 billion, deposits of $15.6 billion and stockholders' equity of $2.2 billion at June 30, 2001. Based on total assets at September 26, 2001, Popular, Inc. was the 32nd largest bank holding company in the United States.

         Popular, Inc.'s principal subsidiary, Banco Popular de Puerto Rico, was incorporated in 1893 and is Puerto Rico's largest bank with consolidated assets of $18.5 billion, deposits of $11.3 billion and stockholders' equity of $1.5 billion at June 30, 2001. Banco Popular de Puerto Rico accounted for 67% of the consolidated assets of Popular, Inc. at June 30, 2001. A consumer-oriented bank, Banco Popular de Puerto Rico has the largest retail franchise in Puerto Rico, operating 198 branches and 497 automated teller machines. Banco Popular de Puerto Rico has the largest trust operation in Puerto Rico. Banco Popular de Puerto Rico also operates 12 branches in the U.S. Virgin Islands, one branch in the British Virgin Islands and one branch in New York. Banco Popular de Puerto Rico's deposits are insured under the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

         Banco Popular de Puerto Rico has three subsidiaries: Popular Auto, Inc., Puerto Rico's largest vehicle leasing and daily rental company, Popular Finance, Inc., a small-loan and second mortgage company with 60 offices in Puerto Rico, and Popular Mortgage, Inc., a mortgage loan company with 22 offices in Puerto Rico.

         Popular, Inc. has three other principal subsidiaries: Popular Securities, Inc., Popular International Bank, Inc. and GM Group, Inc. Popular Securities, Inc. is a securities broker-dealer in Puerto Rico with financial advisory, investment and security brokerage operations for institutional and retail customers and is an underwriter of the notes. Popular International Bank, Inc. owns the outstanding stock of Popular North America, Inc., ATH Costa Rica and CreST, S.A. GM Group, Inc. provides electronic data processing and consulting services, sale and rental of electronic data processing equipment, and sale and maintenance of computer software to clients in ten countries through offices in Puerto Rico, Venezuela, Miami and the Dominican Republic. At June 30, 2001, GM Group, Inc. had assets of $77.5 million.

         In addition, Popular, Inc. has an 85% investment in Newco Mortgage Holding Corporation, a mortgage banking organization with operations in Puerto Rico that does business as Levitt Mortgage. At June 30, 2001, the assets of Levitt Mortgage totaled $8.7 million.

         Effective May 30, 2001, Popular International Bank, Inc. exercised its option to acquire 19.99% of Centro Financiero BHD, S.A., a diversified financial company in the Dominican Republic with consolidated assets of $1.1 billion at December 31, 2000.

         Popular International Bank, Inc. is a wholly-owned subsidiary of Popular, Inc. organized in 1992 that operates as an "international banking entity" under the International Banking Center Regulatory Act of Puerto Rico. Popular International Bank, Inc. is a registered bank holding company under the Bank Holding Company Act and is principally engaged in providing managerial services to its subsidiaries.

                           POPULAR NORTH AMERICA, INC.

         Popular North America, Inc., a wholly-owned subsidiary of Popular International Bank, Inc. and an indirect wholly-owned subsidiary of Popular, Inc., was organized in 1991 under the laws of the State of Delaware and is a registered bank holding company under the Bank Holding Company Act. Popular North America, Inc. functions as a holding company for Popular, Inc.'s mainland U.S. operations. As of June 30, 2001, Popular North America, Inc. had five direct subsidiaries, all of which were wholly-owned: Banco Popular North America, a full service commercial bank incorporated in New York State; Equity One, Inc., a diversified consumer finance company; Popular Cash Express, Inc., a retail financial services company; BanPonce Trust I, a statutory business trust; and Banco Popular, National Association, chartered in Orlando, Florida. Banco Popular, National Association commenced operations as a full service commercial bank on July 1, 2000. As of June 30, 2001, it operated one branch, its assets amounted to $31 million and it had deposits of $14.8 million. Popular Insurance, Inc., a wholly-owned non-bank subsidiary of Banco Popular, National Association and an indirect subsidiary of Popular North America, Inc., also commenced operations on July 1, 2000. Popular Insurance, Inc. is a general insurance agency that offers insurance products in Puerto Rico. As of June 30, 2001, its assets amounted to $10 million. Popular Holdings USA, Inc., which previously was the holding company of Banco Popular North America, merged with and into Popular North America, Inc. on November 1, 2000.

         The banking operations of Banco Popular North America in the mainland United States are based in six states. Banco Popular North America operated 96 branches, which accounted for aggregate assets of $5.1 billion and deposits of $4.3 billion as of June 30, 2001. The deposits of Banco Popular North America are insured under the Bank Insurance Fund by the FDIC.

         In addition, Banco Popular North America owned all of the outstanding stock of Popular Leasing, USA, a non-banking subsidiary that offers small ticket equipment leasing with 11 offices in eight states and assets of $118 million as of June 30, 2001.

         Equity One, Inc., a wholly owned subsidiary of Popular North America, Inc., is engaged in the business of granting personal and mortgage loans and providing dealer financing through 142 offices in 28 states. It had assets of $2.8 billion as of June 30, 2001. Popular Cash Express, Inc., a wholly owned subsidiary of Popular North America, Inc., offers services such as check cashing, money transfers to other countries, money order sales and processing of payments through 94 offices and 52 mobile check cashing units in five states in the United States and in Washington, D.C. Its assets totaled $60.9 million as of June 30, 2001.

                 SELECTED FINANCIAL INFORMATION OF POPULAR, INC.

         The following table contains selected consolidated financial information for the periods presented. The financial information is included in our quarterly report on Form 10-Q for the quarter ended June 30, 2001 and in our annual report on Form 10-K for the year ended December 31, 2000, both of which are incorporated by reference in this pricing supplement.

                                                 As of or for the Six
                                                 Months Ended June 30,                As of or for the Year Ended December 31,
                                            ------------------------------      -------------------------------------------------
                                                2001              2000              2000               1999              1998
                                            ------------      ------------      ------------      ------------       ------------
                                                                                                 (in thousands)
CONDENSED INCOME STATEMENTS
Interest income                             $  1,073,858      $  1,030,575      $  2,150,157      $  1,851,670       $  1,651,703
Interest expense                                 552,623           542,419         1,167,396           897,932            778,691
                                            ------------      ------------      ------------      ------------       ------------

Net Interest income                              521,235           488,156           982,761           953,738            873,012
                                            ------------      ------------      ------------      ------------       ------------

Securities, trading and derivatives
gains (losses)                                       413            15,103            13,431              (944)            12,586
Operating income                                 235,854           209,908           451,667           373,860            278,660
Operating expenses                               452,447           445,876           877,471           837,482            720,354
Provision for loan losses                         99,496            98,732           194,640           148,948            137,213
Net loss of minority interest                         12             1,193             1,152             2,454                328
Income tax                                        54,488            40,440           100,797            85,120             74,671
Cumulative effect of accounting
   changes                                           686                --                --                --                 --
                                            ------------      ------------      ------------      ------------       ------------
Net income                                  $    151,769      $    129,312      $    276,103      $    257,558       $    232,348
                                            ============      ============      ============      ============       ============

AVERAGE BALANCES
Net loans(1)                                $ 16,496,421      $ 15,354,380      $ 15,801,887      $ 13,901,290       $ 11,930,621
Earning assets                                25,912,467        24,046,773        24,893,366        22,244,959         19,261,949
Total assets                                  27,448,384        25,719,423        26,569,755        23,806,372         20,432,382
Deposits                                      15,068,602        14,284,696        14,508,482        13,791,338         12,270,101
Subordinated notes                               125,000           125,000           125,000           125,000            125,000
Preferred beneficial interest in
   Popular North America's junior
   subordinated deferrable interest
   debentures guaranteed by Popular,
   Inc.                                          150,000           150,000           150,000           150,000            150,000
Total stockholders' equity                     2,044,659         1,836,261         1,884,525         1,712,792          1,553,258


PERIOD END BALANCES
Net loans(1)                                $ 17,192,246      $ 15,774,604      $ 16,057,085      $ 14,907,754       $ 13,078,795
Allowance for loan losses                        313,337           305,526           290,653           292,010            267,249
Earning assets                                26,247,258        24,677,648        26,339,431        23,754,620         21,591,950
Total assets                                  27,850,634        26,451,246        28,057,051        25,460,539         23,160,357
Deposits                                      15,569,785        14,460,454        14,804,907        14,173,715         13,672,214
Subordinated notes                               125,000           125,000           125,000           125,000            125,000
Preferred beneficial interest in
   Popular North America's junior
   subordinated deferrable
   interest debentures guaranteed by
   Popular, Inc.                                 150,000           150,000           150,000           150,000            150,000
Total stockholders' equity                     2,166,652         1,736,890         1,993,644         1,660,986          1,709,113

FINANCIAL PERFORMANCE RATIOS
Return on average total assets                      1.12%             1.01%             1.04%             1.08%              1.14%
Return on average common stockholders'
   equity                                          15.31             14.50             15.00             15.45              15.41
Net interest yield (taxable equivalent
   basis)                                           4.33              4.36              4.23              4.65               4.91
Efficiency ratio                                   59.76             63.87             61.57             63.08              62.55
Overhead ratio                                     41.47             45.24             41.96             48.71              49.15


                                            As of or for the Year Ended December 31,
                                            ----------------------------------------
                                                      1997              1996
                                                  ------------      ------------

CONDENSED INCOME STATEMENTS
Interest income                                   $  1,491,303      $  1,272,853
Interest expense                                       707,348           591,540
                                                  ------------      ------------

Net Interest income                                    783,955           681,313
                                                  ------------      ------------

Securities, trading and derivatives
gains (losses)                                           6,202             3,202
Operating income                                       241,396           202,270
Operating expenses                                     636,920           541,919
Provision for loan losses                              110,607            88,839
Net loss of minority interest                               --                --
Income tax                                              74,461            70,877
Cumulative effect of accounting
   changes                                                  --                --
                                                  ------------      ------------
Net income                                        $    209,565      $    185,150
                                                  ============      ============

AVERAGE BALANCES
Net loans(1)                                      $ 10,548,207      $  9,210,964
Earning assets                                      17,409,634        15,306,311
Total assets                                        18,419,144        16,301,082
Deposits                                            10,991,557        10,461,796
Subordinated notes                                     125,000           147,951
Preferred beneficial interest in
   Popular North America's junior
   subordinated deferrable interest
   debentures guaranteed by Popular,
   Inc.                                                122,877                --
Total stockholders' equity                           1,370,984         1,193,506


PERIOD END BALANCES
Net loans(1)                                      $ 11,376,607      $  9,779,028
Allowance for loan losses                              211,651           185,574
Earning assets                                      18,060,998        15,484,454
Total assets                                        19,300,507        16,764,103
Deposits                                            11,749,586        10,763,275
Subordinated notes                                     125,000           125,000
Preferred beneficial interest in
   Popular North America's junior
   subordinated deferrable
   interest debentures guaranteed by
   Popular, Inc.                                       150,000                --
Total stockholders' equity                           1,503,092         1,262,532

FINANCIAL PERFORMANCE RATIOS
Return on average total assets                            1.14%             1.14%
Return on average common stockholders'
   equity                                                15.83             16.17
Net interest yield (taxable equivalent
   basis)                                                 4.84              4.77
Efficiency ratio                                         62.12             61.33
Overhead ratio                                           49.66             49.38

(1) Includes loans held-for-sale

                                             As of or for the Six
                                             Months Ended June 30,             As of or for the Year Ended December 31,
                                             ---------------------   -------------------------------------------------------------
                                               2001          2000     2000          1999          1998          1997          1996
                                              -----         -----    -----         -----         -----         -----         -----
CAPITALIZATION RATIOS
Tier I capital to risk-adjusted assets        10.60%        10.09%   10.44%        10.17%        10.82%        12.17%        11.63%
Total capital to risk-adjusted assets         12.57         12.12    12.37         12.29         13.14         14.56         14.18
Leverage                                       6.89          6.42     6.40          6.40          6.72          6.86          6.71

ASSET QUALITY RATIOS
Allowance for loan losses to loans             1.82%         1.94%    1.81%         1.96%         2.04%         1.86%         1.90%
Allowance to non-performing assets            81.90         80.30    83.82         89.54         90.32         99.11         119.23
Non-performing assets to loans                 2.23          2.41     2.16          2.19          2.26          1.88          1.59
Net charge-offs to average loans(2)            0.94          1.13     1.14          0.90          0.95          0.93          0.78

(2) Annualized for the six months ended June 30, 2001 and June 30, 2000.

        CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES OF POPULAR, INC.

                                                 Six Months Ended June 30,       Year Ended December 31,
                                                 -------------------------       -----------------------
                                                 2001                 2000       2000               1999
                                                 ----                 ----       ----               ----
Ratio of Earnings to Fixed Charges
         Including Interest on Deposits           1.4                  1.3        1.3                1.4
         Excluding Interest on Deposits           1.7                  1.5        1.6                1.7

         For purposes of computing these consolidated ratios, earnings represents income before income taxes plus fixed charges. Fixed charges represents all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest.

         See "Consolidated Ratios of Earnings to Fixed Charges of Popular, Inc." in the accompanying prospectus for these ratios for the years ended December 31, 1994 through 1998.

                                 USE OF PROCEEDS

         Popular North America, Inc. will use the net proceeds of this offering for general corporate purposes, including investments in or extensions of credit to its existing and future subsidiaries and repayment of outstanding borrowings.

                            DESCRIPTION OF THE NOTES

         The following description of the terms of the notes adds information to the descriptions of the general terms and provisions of notes in the accompanying prospectus supplement and of debt securities in the accompanying prospectus. If this description differs in any way from the description in the accompanying prospectus supplement and prospectus, you should rely on this description.

         The aggregate principal amount of the series of notes is $           ,
subject to further issuances as described below under "- Further Issuances." The
notes will mature on     ,      . The notes are unsecured senior debt securities
of Popular North America, Inc. and will rank equally with all other unsecured and unsubordinated indebtedness of Popular North America, Inc. The guarantees are unsecured senior obligations of Popular, Inc. and will rank equally with all other unsecured and unsubordinated obligations of Popular, Inc. The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

         The notes may not be redeemed, in whole or in part, before maturity and do not provide for any sinking fund - that is, we will not set aside money on a regular basis in a separate custodial account to repay the notes.

         We will issue the notes under an indenture dated as of October 1, 1991, as supplemented, with Bank One, NA, as trustee. For more information about the indenture, see "Description of Debt Securities We May Offer" in the accompanying prospectus. The paying agent and agent for registration and transfer of the notes will initially be Bank One, NA, 14 Wall Street, Eighth Floor, New York, New York 10005, Attention: Corporate Trust Services.

         The indenture does not limit the amount of other debt that Popular, Inc. or any of its subsidiaries may issue except for certain secured debt of Popular, Inc. or any material banking subsidiary of Popular, Inc., as described in the accompanying prospectus under "Description of Debt Securities We May Offer - Restrictive Covenants."

INTEREST

         The notes will bear interest from October   , 2001 or from the most
recent interest payment date on which Popular North America, Inc. has paid or provided for interest on the notes, at the annual rate stated on the cover of
this pricing supplement, payable semiannually on      and      of each year,
commencing on        2002, to the person in whose name the notes are registered
at the close of business on        or       , as the case may be, immediately
preceding that       or       . Interest on the notes will be computed on the
basis of a 360-day year composed of twelve 30-day months. If any payment date for notes is not a business day, we will make the payment on the next business day, but without any additional interest as a result of the delay in payment. By business day we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

FURTHER ISSUANCES

         We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes offered by this pricing supplement. Any additional notes will, together with the notes offered by this pricing supplement, constitute a single series of notes under the indenture.

GLOBAL NOTES

         The notes will be represented by or more global notes deposited with The Depository Trust Company as the depositary for the notes and registered in the name of DTC's nominee. See "Description of Debt Securities We May Offer - Legal Ownership of Securities," "- What Is a Global Debt Security?" and "- Special Considerations for Global Debt Securities" in the accompanying prospectus for additional information about DTC and procedures applicable to the global notes.

                                  UNDERWRITING

         Under the terms and subject to the conditions contained in a terms
agreement dated        , 2001, which supplements the distribution agreement
described in the attached prospectus supplement under the heading "Supplemental Plan of Distribution," we have agreed to sell to the underwriters named below, and the underwriters have severally but not jointly agreed to purchase from us, the following respective principal amounts of the notes:

Underwriter                                                                             Principal Amount
-----------                                                                             ----------------
Credit Suisse First Boston Corporation..............................................    $
J.P. Morgan Securities Inc..........................................................
Popular Securities, Inc.............................................................
                                                                                        ----------------
Total...............................................................................    $
                                                                                        ================

         The terms agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The terms agreement provides that the underwriters are obligated to purchase all of the notes, if they purchase any of the notes.

         The underwriters propose to offer some of the notes directly to the public at the public offering price stated on the cover page of this pricing supplement and some of the notes to dealers at that price less a concession not
to exceed    % of their principal amount. The underwriters may allow, and
dealers may reallow, a concession not to exceed    % of the principal amount per
note on sales to other dealers. After the initial public offering, the underwriters may change the public offering price and concessions.

         The notes are a new issue of securities with no established trading market. One or more of the underwriters have advised us that they intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. We do not know if there will be a trading market for the notes or if any trading market will be liquid.

         We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in respect of these liabilities.

         The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

- Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

- Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

- Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

- Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a syndicate or stabilizing transaction.

         Any of these transactions may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

         Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. based on the transactions each of them conducts through the system. Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. will make securities available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

         We estimate that our out-of-pocket expenses for this offering will be
approximately $        .

         Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and certain of their affiliates and associates are customers of, including borrowers from, engage in transactions with and/or perform services for, Popular North America, Inc. and its affiliates in the ordinary course of business. Also, in the ordinary course of their respective businesses, affiliates of these underwriters engage, and may in the future engage, in commercial banking and investment banking transactions with Popular North America, Inc. and its affiliates. Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. have performed investment banking services for Popular North America, Inc. and its affiliates and have received fees for those services.

         Popular Securities, Inc. is a wholly owned subsidiary of Popular, Inc. and is a member of the National Association of Securities Dealers, Inc. The offering is therefore being made in compliance with the applicable provisions of NASD Conduct Rule 2720. No NASD member may sell the securities to a discretionary account without the prior specific written approval of the customer.

                              VALIDITY OF THE NOTES

         The validity of the notes and guarantees will be passed upon for Popular North America, Inc. by Sullivan & Cromwell, New York, New York, and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Brunilda Santos de Alvarez, Esq., counsel to Popular, will pass upon the validity of the guarantees as to matters of Puerto Rico law for Popular, Inc. Sullivan & Cromwell and Sidley Austin Brown & Wood LLP will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of Brunilda Santos de Alvarez, Esq. Brunilda Santos de Alvarez, Esq. owns, directly or indirectly, 5,325 shares of common stock of Popular, Inc. pursuant to Popular, Inc.'s employee stock ownership plan and otherwise. The employee stock ownership plan is open to all employees of Popular, Inc.

                                     EXPERTS

         The financial statements incorporated in this pricing supplement and the accompanying prospectus and prospectus supplement by reference to Popular's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


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